SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

June 26, 2015

VIA EDGAR

Edward Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America
Post-Effective Amendment No. 1 to Registration Statement on Form N-2
File No. 333-193241

Dear Mr. Bartz:

On behalf of Business Development Corporation of America (the “Company”), set forth below is the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 16, 2015 with respect to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-193241) (the “Registration Statement” or the “Prospectus”), filed with the Commission on May 4, 2015. The Staff’s comments are set forth below and are followed by the Company’s responses.

Legal Comments

1.	Please add a bullet point to the front cover of the Prospectus to highlight the types of debt investments the Company makes in portfolio companies, noting the credit rating, if applicable. Please also disclose that below-investment grade securities are often referred to as “junk bonds,” and describe the speculative characteristics of this type of investment. Please add similar disclosure, where appropriate, to the bullet point summary of risk factors on page 12 of the “Prospectus Summary” as well as the “Risk Factors” sections of the Prospectus.

a.	Response: The Company has revised the disclosure accordingly.

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

Edward Bartz, Esq.

June 26, 2015

2.	The third bullet point on the front cover of the Prospectus provides that, “We do not intend to list our Shares ….” However, the Staff notes that the Company just held its annual meeting of stockholders to obtain the votes of its stockholders on a variety of proposals aimed at listing the Company’s shares of common stock on a national securities exchange in the near future. As a result, please modify the third bullet point to the front cover of the Prospectus, as well as similar disclosure throughout the Prospectus, to highlight that the Company may elect to list its shares of common stock on a national securities exchange.

a.	Response: The Company has revised the disclosure accordingly.

3.	On page 4 of the Prospectus and throughout the Prospectus where similar disclosure is included, please include the following statement when discussing a return of capital, “A return of capital is a return of a portion of a shareholder’s original investment in our common stock.”

a.	Response: The Company has revised the disclosure accordingly.

4.	On page 4 of the Prospectus in the first paragraph following the distribution table and throughout the Prospectus where similar disclosure is included, please modify the following disclosure to include a description, if applicable, of any other type of return of capital other than for tax purposes that may exist, “No portion of the distributions paid during the three months ended March 31, 2015 or the years ended December 31, 2014, December 31, 2013 or December 31, 2012 represented a return of capital for tax purposes.”

a.	Response: The Company hereby confirms that there is not a return of capital for any purpose, including for tax purposes. As a result, the Company proposes to leave the disclosure as it currently appears in the Prospectus in order to emphasize the tax consequences of a return of capital to a stockholder.

5.	Please add a bullet point risk factor to the summary of risk factors on page 12 of the “Prospectus Summary” and also include a risk factor to the “Risk Factors” section explaining that payment-in-kind (“PIK”) interest payments that the Company receives will increase its assets under management and, as a result, will increase the amount of base management fees and incentive fees payable by the Company to its investment adviser.

a.	Response: The Company notes that the issues surrounding the impact of PIK on the incentive fee to be paid to the Company’s Adviser are already addressed in the risk factor entitled, “We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.” The Company has revised this risk factor to specifically refer to PIK and also added this risk factor to the bullet point summary in the “Prospectus Summary” section of the Prospectus.

Edward Bartz, Esq.

June 26, 2015

6.	On page 13 of the Prospectus under the heading “Our Investment Objectives and Policies” and throughout the Prospectus where similar disclosure is included, please include the average range of maturity for the Company’s debt investments.

a.	Response: The Company has revised the disclosure accordingly.

7.	On page 17 of the Prospectus under the heading “Estimated Use of Proceeds” and throughout the Prospectus where similar disclosure is included, please explain why the Company’s board of directors believes it is appropriate that the Company may use the net proceeds from the offering to fund distributions to its stockholders.

a.	Response: We respectfully acknowledge the comment and note that the Company does not intend to use net proceeds from the offering to fund distributions to its stockholders but cannot exclude this possibility. The return of capital disclosure in the prospectus is intended to reflect this fact, and has also been inserted in response comments from state authorities in connection with blue sky reviews.

8.	On page 19 of the Prospectus, the Staff requests that the Company update the description of the Company’s investment advisory fees under the section entitled “Investment Advisory Fees” and throughout the Prospectus where similar disclosure is included, to reflect the change to the manner in which the hurdle rate will be calculated in the Company’s investment advisory agreement if such proposal was approved by the Company’s stockholders at its recent annual meeting of stockholders.

a.	Response: The Company notes that the hurdle rate amendment, as it was referred to in the Company’s proxy statement for its 2015 annual meeting of stockholders, will not be implemented unless and until the Company elects to list its shares of common stock on a national securities exchange (a “Listing”). The Company has made changes to the “Liquidity Strategy” portions of the Prospectus to include disclosure about the proposals being considered by the Company’s stockholders at the Company’s 2015 annual meeting. In addition, the Company has included a new footnote (7) to the “Fees and Expenses” table in order to provide shareholders with an estimate of the change in the incentive fee as a result of the hurdle rate amendment.

Edward Bartz, Esq.

June 26, 2015

9.	On page 22 of the Prospectus in the “Fees and Expenses” table, please update the disclosure to reflect the change to the manner in which the hurdle rate is calculated in the Company’s investment advisory agreement which was put before the Company’s stockholders at the Company’s’ recent annual meeting of stockholders.

a.	Response: The Company respectfully refers the Staff to its response to comment #8 above.

10.	On page 23 of the Prospectus, please clarify the following period referenced in footnote (6) to the fees and expenses table, “The amount in the table assumes that there will be no incentive fee on capital gains during operations and is based on the actual realized capital gains for the period ended March 31, 2015….” Specifically, does the “period ended March 31, 2015” refer to the three-months ended March 31, 2015 or another period?

a.	Response: The Company has revised the disclosure accordingly.

11.	On page 24 of the Prospectus, footnote (9) provides that, “We have invested or intend to invest in securities of other private funds as a means of gaining exposure to desirable investments.” Please include a description of the types of private funds the Company has and intends to invest in, including reference to hedge funds and other private equity funds, and any associated limits on such investments. If appropriate, please update the Company’s description of its investment strategies to not its intention to invest a portion of its 30% bucket of non-qualifying investments in funds.

a.	Response: The types of private funds in which the Company invests varies depending on the investment opportunities presented to the Company. As requested, the Company has revised footnote (9) to include a description of the types of private funds in which it was invested as of March 31, 2015. The Company notes that it already provides detailed disclosure regarding its investments in private funds in the footnotes to the Company’s Schedule of Investments. The Company believes that such detail is appropriate in its Schedule of Investments and notes that it is updated on a quarterly basis. For example, footnote (a) to the Company’s most recent Schedule of Investments provides that:

“All of the Company’s investments are in eligible portfolio companies, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), except B&M CLO 2014-1, LTD. Subordinated Notes, Caesar’s Growth Properties Holdings, LLC, Carlyle GMS Finance, Inc., CIG Financial, LLC, CVP Cascade CLO, LTD. Subordinated Notes, CVP Cascade CLO-2, LTD. Subordinated Notes, Danish CRJ LTD., Fifth Street Senior Loan Fund I, LLC, Figueroa CLO 2014-1, LTD. Subordinated Notes, Kahala Ireland OpCo LLC, Liquidnet Holdings, Inc., MidOcean Credit CLO II, LLC, MidOcean Credit CLO III, LLC, MidOcean Credit CLO IV, LLC, New Media Holdings II, LLC, NewStar Arlington Senior Loan Program, LLC Subordinated Notes, NMFC Senior Loan Program I, LLC, Ocean Trails CLO V, LTD., OFSI Fund VI, Ltd. Subordinated Notes, OH Acquisition, LLC, PennantPark Credit Opportunities Fund II, LP, Related Fee Agreements, Silver Spring CLO, Ltd., South Grand MM CLO I, LLC, Tennenbaum Waterman Fund, L.P., THL Credit Greenway Fund II LLC, WhiteHorse VIII, Ltd. CLO Subordinated Notes, and Xplornet Communications, Inc.”

Edward Bartz, Esq.

June 26, 2015

In addition, while investments in funds are contemplated in the Prospectus (see, for example, page 13 under the sub-heading “Our Investment Objectives and Policies” : “Additionally, we may invest a portion of our proceeds in securities of other funds as a means of gaining exposure to what we believe are desirable investment opportunities.”), the Company hereby informs the Staff that it does not have a stated target amount regarding its investment in private funds. As the Staff is aware, the Company is limited by Section 55 of the 1940 Act to maintain 70% of the value of its total assets in qualifying investments set forth in Section 55(a)(1)-(6). As a result, any of the Company’s investments in private funds would not be deemed to be qualifying assets under Section 55(a) and, as a result, would not exceed 30% of the Company’s total assets. As of the quarter ended March 31, 2015, the Company’s investments in private funds only accounted for 5.5% of its total assets.

12.	On page 34 of the Prospectus, the last sentence of the first paragraph under the risk factor entitled, “Disclosures made by American Realty Capital Properties, Inc….” states that, “This individual is one of the controlling members of our Sponsor.” We believe this reference is to Mr. Nicholas Schorsch. If so, please include his name in this statement.

a.	Response: The Company has revised the disclosure accordingly.

13.	On page 58 of the Prospectus under the risk factor entitled, “Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock,” the Staff notes that the Company states that its bylaws contain a provision exempting it from the Control Share Acquisition Act under the MGCL and further notes that the Company’s board of directors may amend the Company’s bylaws to remove that exemption in whole or in part without stockholder approval. The Staff requests that the Company include additional disclosure in this risk factor to highlight that if the board of directors were to remove the exemption in whole or in part that the Staff of the SEC would view the Company as acting in a manner inconsistent with Section 18(i) of the Investment Company Act of 1940 (the “1940 Act”).

a.	Response: The Company has revised the disclosure accordingly.

Edward Bartz, Esq.

June 26, 2015

14.	On page 106 of the Prospectus, there appears to be a typographical error in the first paragraph under the subheading “Determination in Connection with Offerings.” The Staff believes that the following sentence should be revised as follows: “In connection with each semi-monthly closing, we intend to ensure that our NAV will not fall below 87.0% or exceed 88.5% of our public offering price.”

a.	Response: The Company has revised the disclosure accordingly.

15.	On page 106 of the Prospectus under the subheading “Determination in Connection with Offerings,” please revise the second and third bullet points as follows:

•	our management’s assessment of whether any material change in our NAV has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed NAV and ending as of a time within 48 hours (excluding Sundays and holidays) of the sale of our common stock; and
•	the magnitude of the difference between (i) a value that our board of directors or an authorized committee thereof has determined reflects the current (as of a time within 48 hours, excluding Sundays and holidays) NAV of our common stock, which is based upon the NAV of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management’s assessment of any material change in the NAV of our common stock since the date of the most recently disclosed NAV of our common stock, and (ii) the current offering price of our common stock.

a.	Response: The Company has revised the disclosure accordingly.

16.	With respect to the biographical information for each member of the Company’s board of directors beginning on page 115, please confirm to the Staff that the directorships held by each director during the past five years is disclosed.

a.	Response: The Company hereby confirms that the biographical information for each director included in the Prospectus includes a description of all directorships held by such directors during the past five years.

Accounting Comments

Fees and Expenses (Page 22)

17.	Please confirm that the fee table does not include the impact of any waivers.

a.	Response: The fee table does not include or assume any waivers of expenses.

Edward Bartz, Esq.

June 26, 2015

18.	Please confirm that the fee table includes income tax expense.

a.	Response: The fee table includes all taxes except for deferred taxes on unrealized appreciation.

19.	Please include an amount for incentive fees in the fee table based on prior year incentive fees earned by the advisor.

a.	Response: The Company has revised the disclosure accordingly.

Expense Example (Page 22)

20.	Please confirm the expense example calculations. Staff’s calculations result in different values for the 3-, 5-, & 10- year expenses using the numbers in the fee table.

a.	Response: The Company confirms the expense calculation is accurate.

21.	Please move the last sentence of the second paragraph in footnote (6) to the paragraph directly below the expense example.

a.	Response: The Company has revised the disclosure accordingly.

Risk Factors (Page 34)

22.	Disclosure in Item 1A. Risk Factors discusses the restatement at ARCP and resignation of its CFO, who was formerly the CFO of BDCA. Disclosure states, “ARCP’s former chief financial officer is one of the non-controlling owners of our Sponsor, who from May 2010 to February 2014 was our chief financial officer, and from August 2012 to February 2014 was also our chief compliance officer, but does not have a role in the management of our Sponsor or, since February 2013, our business.” This sentence seems to indicate that the individual was the CFO and CCO of BDCA through February 2014 however was not involved in BDCA after February 2013. Please clarify.

a.	Response: The Company has revised the disclosure accordingly.

23.	Additionally, what steps were taken to ensure that there was not also an impact to BDCA’s accounting records, financial statements previously issued or the financial reporting control environment?

a.	Response: After ARCP made its disclosures on October 29, 2014, the Controls, Audit and Oversight Committee (the “CAO Committee”) of AR Capital, the Company’s sponsor, approved and initiated an investigation of the Company by an external consulting firm. Based on this investigation, the CAO Committee and the officers of the Company were satisfied that no similar accounting irregularities had occurred at the Issuers. Specifically, in November 2014, AR Capital engaged a nationally recognized business consulting firm to perform certain procedures related to certain financial information included in the Company’s Annual Report on Form 10-K for 2013 and in the unaudited financial statements contained within the Forms 10-Q filed for the three months and six months ended March 31, 2014 and June 30, 2014, respectively (the “Subject Filings”). Among other things, the consulting firm tested the Company’s non-GAAP financial measures disclosed in the Subject Filings. The consulting firm found that each was numerically accurate, consistently computed over the periods reviewed and conformed to the definitions of such measures as disclosed in the Subject Filings and as defined in the applicable industry literature governing such measures.

Edward Bartz, Esq.

June 26, 2015

The consulting firm completed its report on November 14, 2014 and its report did not reveal any accounting irregularities or suggested any substantive, material changes should be made. Based on this investigation, the CAO Committee and management of the Company were satisfied that no similar accounting irregularities had occurred at the Company and do not believe that any accounting errors or omissions, including errors or omissions similar to those disclosed by ARCP, have occurred. In addition, Grant Thornton has not indicated that the Company’s audit reports for the fiscal year ended December 31, 2012 and 2013 should not be relied upon. Grant Thornton is cooperating with the Company’s successor auditor to transition auditing services and has indicated its willingness to provide consents with respect to applicable prior periods.

The Company performed an evaluation and made an assessment of the effectiveness of its internal control over financial reporting as of December 31, 2014, using the control criteria framework of the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission published in their report titled Internal Control-Integrated Framework (1992). The Company’s assessment is that it maintained effective internal control over financial reporting as of December 31, 2014. This statement is based on (i) the report described above, (ii) the on-going procedures followed by the Company and its independent auditors in connection with their prior audited and interim financial statements and the procedures being followed by the Company and its independent auditors in connection with the audit of its 2014 financial statements, (iii) Grant Thornton’s continuing cooperation with the Company’s successor independent public accounting firm to transition auditing services, including its willingness to provide consents with respect to applicable prior period audit reports to be included in the Company’s future SEC filings, and (iv) the engagement of Deloitte, as of December 2014, to work with the Company’s management to develop an annual risk-based internal audit work plan. Throughout this process, the Company has not become aware of any circumstance indicating that there has been any material accounting errors or omissions.

The October 29, 2014 press release issued by ARCP’s Audit Committee addressed errors in ARCP’s calculation of AFFO, a non-GAAP measure. The Company does not use AFFO.

Unfunded Commitments (Page 95)

Edward Bartz, Esq.

June 26, 2015

24.	Unfunded commitments, which are contractual obligations of the Fund to make loans up to a specified amount at future dates, may subject the Fund to risks similar to those created by standby commitment agreements. Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18(g) (“any … obligation or instrument constituting a security and evidencing indebtedness”). See Investment Company Act Release 10666, "Securities Trading Practices of Registered Investment Companies” (April 18, 1979). The Staff considers unfunded commitments that specify an interest rate to be senior securities subject to the coverage requirements of Section(s) 18 (and 61) unless the fund (BDC) has segregated liquid assets equal to the marked-to-market value of its unfunded commitments. Does the Fund currently treat its unfunded commitments as senior securities? If not, why not? Does the Fund currently segregate liquid assets, or does it have borrowing capacity within its 200% (300% for non-BDCs) asset coverage limitation, sufficient to cover the value of its unfunded commitments?

a.	Response: The Company does not treat the senior secured revolving credit facilities and delayed draw term loans[1] that it provides to its portfolio companies as senior securities because the Company does not believe that these instruments have the attributes associated with “senior securities” under Section 18 of the Investment Company Act of 1940 (the “1940 Act”), including the attributes set forth by the SEC in Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979) (“Release 10666”).[2]

1 The only other types of instruments that the Company has entered into that may, in their broadest sense, be deemed to be “unfunded commitments” relate to the Company’s equity investments in Carlyle GMS Finance, Inc., South Grand MM CLO I, LLC, Tennenbaum Waterman Fund, and THL Credit Greenway Fund II.

2 To the extent that the Company enters into other arrangements in the future that are not addressed herein, it will conduct an analysis thereof, including taking into account the position of the SEC set forth in Release 10666, in order to determine whether it should treat such arrangements as a senior securities for purposes of Section 18 of the 1940 Act. If it determines that any such arrangements should be treated as a senior security for purposes of Section 18 of the 1940 Act, the Company undertakes to either (i) treat such arrangement as a senior security for purposes of Section 18 of the 1940 Act or (ii) “cover” such arrangement by earmarking and holding unencumbered liquid assets equal in value to the arrangement. See Merrill Lynch Asset Management, L.P. (pub. available July 2, 1996) (explaining that a fund would be permitted to place any asset, including equity securities and non-investment grade debt, in a segregated account, so long as the asset is unencumbered, liquid and marked to the market daily). If the Company follows the second approach set forth above after a determination that an arrangement should be treated as a senior security for purposes of Section 18 of the 1940 Act, then it will in effect not treat such arrangement as a senior security under Section 18 of the 1940 Act for so long as the arrangement is adequately “covered.” For purposes of the foregoing, the Company’s liquid assets would be deemed to be “unencumbered” even if they were subject to a lien under the Company’s credit facilities so long as the Company were not in default thereunder and otherwise had unfettered access to the liquid assets (i.e., it could sell such liquid assets without the need to obtain the consent or other approval from the lenders under its credit facilities).

Edward Bartz, Esq.

June 26, 2015

Specifically, in Release 10666, the SEC held that certain securities trading practices by investment companies “may involve the issuance of a senior security subject to the prohibitions and asset coverage requirements of Section 18.” Release 10666 explained that the specific securities trading practices described therein, such as reverse repurchase agreements, firm commitment agreements and standby commitment agreements, each should be considered “evidence of indebtedness,” and therefore, senior securities, for purposes of Section 18. The SEC also noted that this position applies to “similar trading practices with comparable effects on the capital structure of the investment company.” However, the SEC emphasized that its views were “based not so much on the conclusion that [the instruments described in Release 10666], considered in isolation, are inherently securities for all purposes, but more upon the proposition that the trading practices involving the use by investment companies of such [instruments] for speculative purposes or to accomplish leveraging fall within the legislative purposes of Section 18.” [Emphasis added.] The SEC reasoned that the risk associated with such investments was significantly higher due to the “substantial amount of leveraging” in the instruments and in light of interest rate volatility. The SEC further elaborated that these instruments contained speculative aspects because “the gains and losses from the transactions can be extremely large relative to invested capital.”

The concerns underlying the SEC’s position in Release 10666 are not present with respect to the Company’s senior secured revolving credit facilities and delayed draw term loans. These instruments are not designed for speculative purposes or to accomplish leveraging. Rather, much like a community bank that provides its customers with revolving lines of credit and other sources of financing, the Company offers senior secured revolving credit facilities and delayed draw term loans to some of its portfolio companies for the primary purpose of creating and maintaining a long-standing business relationship with these portfolio companies and their owners and advisors. In this regard, it is important to highlight that the Company generally provides senior secured revolving credit facilities and delayed draw term loans to portfolio companies to which it has also committed to provide a senior secured term loan investment. At March 31, 2015, the Company had loans outstanding to 93 portfolio companies and provided senior secured revolving credit facilities and delayed draw term loans to 12 of those portfolio companies. As of March 31, 2015, portfolio investments, in which the Company has debt investments, had an average EBITDA of approximately $61.4 million, based upon the latest available financial information provided by the portfolio companies for this period. As their businesses are all cash flow positive, portfolio companies are generally borrowing on a temporary basis to manage seasonal or other changes in working capital. By being a “one-stop” financing source for these portfolio companies, the Company believes that it greatly increases the chances that these portfolio companies will come to it to obtain future financing, as well as strengthens its relationships with these portfolio companies and their owners and advisors.

Edward Bartz, Esq.

June 26, 2015

The other significant business purpose with respect to the Company’s provision of such lending services to some of its portfolio companies is that it allows the Company to maintain a senior secured position in the capital structure of these portfolio companies, which protects the Company’s investments in these portfolio companies in the event that they default on their borrowing obligations. If the Company did not provide these other lending services to these portfolio companies, then banks and other lenders who have provided such lending services to these portfolio companies would effectively get paid ahead of or at the same time as the Company in the event of defaults by the portfolio companies. Moreover, the addition of another senior lender in connection with a portfolio company investment made by the Company means that the Company may lose the ability to control the outcome of any restructuring involving the portfolio company. Given that the Company may have other investments in the portfolio company to protect, such as second lien loans and equity investments, the loss of such protective rights could be detrimental to the Company’s overall investment in the portfolio company.

In addition, the attributes and features of the senior secured revolving credit facilities and delayed draw term loans that the Company provides to some of its portfolio companies are deliberately designed to avoid interest rate risk, further bearing out the fact that the Company does not enter into these arrangements for “speculative purposes or to accomplish leveraging.” These instruments have floating interest rates and interest rate floors and, as a result, the payments made by the Company’s portfolio companies thereunder adjust up and down as interest rates change, subject to the interest rate floors. Thus, these instruments are intended to insulate the Company from interest rate volatility by allowing the Company to lessen much of the pain if interest rates start to rise and, due to the existence of the interest rate floors, lessen the sting if interest rates start to fall. In addition, some of the revolving credit facilities and delayed draw term loans are subject to the Company’s investment committee approval and/or an analysis of covenant compliance prior to the time that the additional commitments are funded by the Company. While these features do not eliminate risk, including interest rate risk, with respect to these instruments, they do significantly mitigate such risk and, as a result, do not contain the significant speculative attributes associated with the securities trading practices discussed in Release 10666.

Edward Bartz, Esq.

June 26, 2015

Moreover, the Company generally receives “market” loan origination and undrawn commitment fees in connection with the provision of senior secured revolving credit facilities and delayed draw term loans to its portfolio companies. Specifically, as of March 31, 2015, the Company’s loan origination fees on these instruments ranged from 0% to 8.0% of the total loan amount (with a mean origination fee of approximately 1.68%) and undrawn commitment fees ranged from 0.00% to 1.25% of the total undrawn loan amount (with a mean of 0.65%). The origination fees on the Company’s senior secured revolving credit facilities and delayed draw term loans are within the observed industry standard of 1.0% to 3.0% and are intended to cover the costs associated with underwriting and structuring the loans. Similarly, the undrawn commitment fees on the Company’s senior secured revolving credit facilities and delayed draw term loans are within the observed industry standard of 0.50% to 2.00% and are intended to cover the administrative and other costs of keeping a line of credit open or to guarantee a loan at a specific date in future. Thus, unlike the standby commitment agreements discussed in Release 10666, the Company’s senior secured revolving credit facilities and delayed draw term loans are not being used to “earn commitment fees without revenue or cost.” The fees that the Company receives from these instruments are used not as a “put” to enable the Company to earn fees without investment or cost; rather, the Company uses these fees to defray administrative and underwriting costs associated therewith. Importantly, the Company receives these fees in exchange for the cost of providing its portfolio companies with access to capital in the form of senior secured revolving credit facilities and delayed draw term loans, not as a means of earning a significant source of income unaccompanied by any actual cost to or investment by the Company.

In light of the foregoing, the Company does not believe that treating the senior secured revolving credit facilities and delayed draw term loans that it provides to its portfolio companies as senior securities would fall within the legislative purpose Section 18 of the 1940 Act or the policy rationale underlying Release 10666.

Edward Bartz, Esq.

June 26, 2015

Without conceding the argument that the Company’s unfunded commitments do not constitute senior securities, the Company hereby confirms that: (1) it has sufficient cash and/or liquid assets and borrowing capacity to cover the amount of unfunded commitments that are currently outstanding; and (2) it will not sell additional shares unless it has sufficient cash and /or liquid assets and borrowing capacity to cover the amount of unfunded commitments that are outstanding at the time of any such issuance or sale.

Portfolio Companies (Page 108)

25.	Please disclose the address of each portfolio company and the percentage of class held as required by Item 8.6(a) of Form N-2.

a.	Response: The Company has revised the disclosure accordingly.

26.	Footnote (a) identifies investments that are non-qualifying. In future filings, please disclose the percentage of assets that are non-qualifying in both the footnotes to the Portfolio Companies table and the footnotes to the Consolidated Schedule of Investments.

a.	Response: In future filings, the Company will disclose the percentage of assets that are non-qualifying in both the footnotes to the Portfolio Companies table and the footnotes to the Consolidated Schedule of Investments.

27.	Footnote (aj) identifies holdings that pay a portion of interest as cash and payment-in-kind (“PIK”). In future filings, please disclose both the current PIK and cash interest rates in the Portfolio Companies table and in the Schedule of Investments for each holding that pays PIK. See AICPA Investment Companies Industry Developments – 2012/2013 Audit Risk Alert.

a.	Response: Beginning with the Form 10-Q for the quarter ended March 31, 2015, a table was included at the bottom of the Schedule of Investments which breaks out the PIK and cash pay components of the interest rate. Please refer to footnote (ai) to the Schedule of Investments for the quarter ended March 31, 2015. This same footnote will also be added to the Portfolio Companies table as footnote (ai).

Edward Bartz, Esq.

June 26, 2015

Consolidated Statements of Assets and Liabilities (Page F-5)

28.	Please inform us of the components of the “Due From Affiliate” receivable.

a.	Response: On a quarterly basis, the “Due From Affiliates” receivable has primarily consisted of the balance of Offering and Organizational costs incurred in excess of 1.5% of gross proceeds as the Adviser has agreed to reimburse the Company for these costs per the investment advisory agreement between the Company and the Adviser. Please see below for the breakout of the balances as of the year ended December 31, 2014:

Due from Affiliates - Organization & Offering Costs in excess of 1.5% of Gross Proceeds	1,373,999.75
Due from Affiliated - Non Offering Costs (Admin, Prof Fee, Rent Expenses)	1,947,683.85
Offering Costs Payable	(1,655,887.73)
1,665,795.86

Consolidated Schedule of Investments (Page F-10)

29.	The Staff noted the fund holds investments in controlled investments. Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied? Please see the September 2013 IM Guidance Update (No. 2013-07).

a.	Response: The Company has performed the analysis under Rules 3-09 and 4-08(g) and has determined that no additional disclosure is required to be included in the Company’s financial statements at this time.

30.	Please explain why NMFC Senior Loan Program I, LLC (“NMFC”) is considered an affiliated investment and not a control investment since BDCA appears to hold approximately 54% of the security ($50M out of $93M of committed capital) and confirm that you have applied the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X to NMFC.

a.	Response: NMFC did not meet any of the requirements for the investment to be classified as a control investment. Specifically, the Company does not: (i) own more than 25% of voting securities of NMFC; (ii) maintain greater than 50% of board representation in NMFC; or (iii) have the ability to exercise control over management or policies of NMFC.

Edward Bartz, Esq.

June 26, 2015

31.	The Staff noted that BDCA invests in CLOs. We believe it is a best practice to disclose the effective yield on these investments. Please also identify the Collateralized Securities as “Equity Investments” or “Debt Investments” and list each type separately.

a.	Response: The Company hereby undertakes to include the effective yield on its CLO investments and breakout between debt and equity within the Company’s Schedule of Investments in future filings.

Notes to Consolidated Financial Statements – Note 4- Related Party Transactions and Arrangements (Page F-37)

32.	Please explain why footnote (4) is not applied to the Expense Reimbursements that are eligible through December 31, 2014 since those amounts are no longer subject to recapture.

a.	Response: Footnote (4) was not applied because as of December 31, 2014, the referenced expense reimbursements were subject to recapture.

33.	In future filings, please provide more information concerning the composition of the amounts due from affiliates.

a.	Response: The Company hereby undertakes to provide more information concerning the composition of the amounts due from affiliates in future filings.

Notes to Consolidated Financial Statements – Note 13 – Income Tax Information and Distributions to Stockholders (Page F-51)

34.	Disclose the aggregate cost of securities, gross unrealized gains, gross unrealized losses and net unrealized gain/loss based on cost for Federal income tax purpose. See footnote 8 of Article 12-12 of Regulation S-X.

a.	Response: The Company notes that aggregate cost was $1,933.6 million, aggregate appreciation was $26.4 million, aggregate depreciation was ($43.1) million, and net depreciation was ($16.7) million. The Company hereby undertakes to provide this additional disclosure in the notes to its financial statements in future filings.

35.	Please inform us which investments are causing the deferred tax assets and liabilities. Where are the deferred tax assets and liability amounts disclosed on the Statement of Assets and Liabilities? If the deferred tax liability is included in unrealized appreciation (depreciation) then that line item should be stated as “net of taxes”.

a.	Response: The Equity investments in Kahala US OpCo, Kahala Ireland OpCo, Park Ave Holdings, CPX Interactive, HIG Integrity Nutraceuticals, Tax Defense Networks, and Visionary Integration Professionals caused the deferred tax assets and liabilities. The DTA’s and DTL’s were disclosed in “Prepaid expenses and other assets” and “Accounts payable and accrued expenses” respectively in the Statements of Assets and Liabilities. The Company confirms that the deferred tax liability is included in unrealized appreciation (depreciation) line item in Net Assets and hereby agrees to add the language “net of taxes” in its future filings.

Edward Bartz, Esq.

June 26, 2015

Notes to Consolidated Financial Statements – Note 14 – Financial Highlights (Page F-53)

36.	Disclose the total expense ratio of the fund as required by Instruction 16 to Item 4 of Form N-2. Please remove any other expense ratios since they are not required or permitted by Form N-2.

a.	Response: The ratio of total expenses to Net Assets is 4.67% net of waivers and 4.78% gross of waivers. The Company hereby agrees to add the total expenses ratio to its future filings and remove the other expense ratios.

37.	Please confirm that the $2,388k income tax expense is included in the total expense ratio.

a.	Response: The Company hereby confirms that the expense ratios noted in the bullet above include the $2.388 million income tax.

Non-recurring income

38.	Please disclose the amount of income generated that is non-recurring and describe the impact of non-recurring fees on earnings and/or yield in the MD&A or in the financial statements. See the AICPA Expert Panel Minutes dated 9/6/2014.

a.	Response: For the year ended December 31, 2014, there was only $4.6 million in non-recurring fees. These fees only represented 3.3% of the Company’s total investment income.

39.	Please confirm in correspondence that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

a.	Response: Each subsidiary is assessed for consolidation on a case by case basis depending on the specific facts and circumstances surrounding that entity. BDCA performs it evaluation for consolidation in accordance with the guidance provided under Regulation S-X and Accounting Standards Codification 946, Investment Companies. As such, BDCA has consolidated all wholly or substantially owned subsidiaries that have met the consolidation criteria.

* * *

Edward Bartz, Esq.

June 26, 2015

In connection with the submission of our responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	James A. Tanaka, Esq.
Christopher Carlson, Esq.
Nataly Zelensky, Esq.
Lisa A. Morgan, Esq.